Exhibit 5

ELDERTRUST OPERATING LIMITED PARTNERSHIP

AGREEMENT OF CLASS C (LIHTC) UNIT RIGHTS MODIFICATION

This Agreement of Class C (LIHTC) Unit Rights Modification (the “Agreement”) is dated November 19, 2003, and shall be effective as of the Effective Time (as defined in the Merger Agreement) (the “Effective Date”) by and among ElderTrust Operating Limited Partnership, a Delaware limited partnership (the “Partnership”), Norland Plastics Company, a Delaware corporation (the “Class C Unit Holder”), ElderTrust, a Maryland real estate investment trust and the general partner of the Partnership (“ElderTrust”), and Ventas, Inc., a Delaware corporation (“Ventas”).

BACKGROUND:

WHEREAS, the Partnership was formed on July 30, 1997 and in May of 1998 the Partnership adopted a Second Amended and Restated Agreement of Limited Partnership (as amended from time to time, the “Partnership Agreement”) which amended and restated in its entirety all prior agreements of limited partnership of the Partnership;

WHEREAS, pursuant to Section 4.2 of the Partnership Agreement, the Partnership adopted a Certificate of Designation (the “Class C Unit Designation”) effective December 1, 1998 establishing a class of Partnership equity designated as “Class C (LIHTC) Units” and setting forth certain rights and obligations of the Partnership and any holders of Class C (LIHTC) Units;

WHEREAS, the Class C Unit Holder acquired 31,455 Class C (LIHTC) Units pursuant to a Member Interest Purchase and Contribution Agreement dated April 29, 1999 and intended to be effective as of December 1, 1998 by and among the Class C Unit Holder, ElderTrust, and the Partnership (the “Class C Unit Issuance Agreement”);

WHEREAS, currently and as of the Effective Time, the Class C Unit Holder is and shall be the sole record and equitable owner of Class C (LIHTC) Units;

WHEREAS, pursuant to a certain Agreement and Plan of Merger entered into as of November 19, 2003 by and between ElderTrust, Ventas, and MergerSub (the “Merger Agreement”) and Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, a subsidiary of Ventas (“Merger Sub”) and ElderTrust shall merge (the “Merger”), with ElderTrust surviving the Merger;

WHEREAS, in order to facilitate the Merger, the parties hereto wish to modify certain rights and obligations set forth in the Partnership Agreement, Class C Unit Designation, and the Member Interest Purchase and Contribution Agreement, dated April 29, 1999, among the Class C Unit Holder, the Operating Partnership and the Company (the “Purchase Agreement”, and collectively with the Partnership Agreement and the Class C Unit Designation, the “Class C Unit Agreements”) as set forth below and intend for this Agreement to amend and modify the Class C Unit Agreements in accordance with the terms set forth below, and to the extent the application of the terms of this Agreement conflict with the Class C Unit Agreements (prior to the amendment hereof), the parties hereto intend for the terms of this Agreement to take precedence over and supersede the terms of the Class C Unit Agreements.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1. Class C Unit Modifications

a. For the purposes of the Partnership Agreement, the numeral “1.0” used in the term “Conversion Factor” shall be amended and replaced with the product of 1 * (X / Y) where:

(1) the variable X shall mean the Merger Consideration (as defined in the Merger Agreement) payable for each share of ElderTrust common stock surrendered pursuant to the Merger; and

(2) the variable Y shall mean the average of the daily market price for Ventas common stock for the ten consecutive trading days immediately preceding the Effective Time (as defined in the Merger Agreement).

b. (1) In lieu of any distributions under Article V of the Partnership Agreement, Class C Unit Holders shall receive, at the same time that dividends are paid on Ventas common stock, on a per Unit basis, an amount equal to the product of (x) the dividend paid on a share of Ventas common stock and (y) the Conversion Factor, provided that no distribution shall be made to Class C Unit Holders in respect of a dividend paid by Ventas in shares of its stock if such dividend results in an adjustment of the Conversion Factor.

(2) Upon dissolution and liquidation of the Partnership, the amount distributable to a Class C Unit Holder under Section 13.2 of the Partnership Agreement shall in no event exceed the amount such Unit Holder would have received if the Partnership had redeemed such Unit Holder’s Units pursuant to Section 8.6 of the Partnership Agreement on the date of receipt of such distribution.

c. (1) The Class C Unit Holders agree that the provisions of this Agreement, including the modifications to the terms of the Class C Units, will in no event be regarded as a Tax Detriment Acceleration Event. Neither the Partnership nor Ventas makes any representation to the Class C Units Holders as to the tax treatment of holding the Class C Units or the tax effect of this Agreement.

(2) The parties confirm that Section 5(d) of the Purchase Agreement remains in effect, and that neither the Partnership nor the Company has waived any of its rights under that agreement; provided, however, that this Agreement shall supersede and replace the third and fourth sentences of such Section 5(d).

2. Class C Unit Distribution Modification

For purposes of Article V of the Partnership Agreement, the number of Class C Units deemed to be outstanding as of a certain date (the “Converted Number of Class C Units”) shall be calculated by multiplying the Conversion Factor by the number of Class C Units actually outstanding as of such date. The Converted Number of Class C Units shall be used in replacement of the actual number of Class C Units outstanding for purposes of Article V of the Partnership Agreement, including in the definitions of Partnership Units and Percentage Interest used in calculating the distributions of Available Cash payable to the Class C Unit Holder pursuant to Article V.

2. Class C Unit Voting Rights / Tax Covenants

a. The Class C Unit Agreements are hereby amended to eliminate all voting or approval rights of the Class C Unit Holder other than, except as otherwise provided herein, the rights set forth in Section 14.1 D(i), (ii), (iv), (v) and (vi) of the Partnership Agreement, as modified to include to include a new clause (vii) providing that the Partnership Agreement shall not be amended without the consent of the Class C Unit Holder if such amendment would cause a Tax Detriment Acceleration Event as to the Class C Unit Holder, unless the applicable Tax Detriment Acceleration Event Penalty Amount is paid to the Class C Unit Holder.

b. Until the Tax Protection Termination Date, without the consent of the Class C Unit Holder, the Partnership shall not amend the Class C Unit Designation to eliminate the special allocation rights of the Class C Holder.

c. The Partnership, ElderTrust, or Ventas shall not cause a Tax Detriment Acceleration Event unless the applicable Tax Detriment Acceleration Event Penalty Amount is paid to the Class C Unit Holder.

d. For the Purpose of this Agreement, “Tax Detriment Acceleration Event” shall mean any action taken by the Partnership, ElderTrust, or Ventas without the consent of the Class C Unit Holder, which prior to December 31, 2013 (the “Tax Protection Termination Date”) causes the recognition of federal, state, or local income tax liability by the Class C Unit Holder i) attributable to the historical special allocations of Partnership depreciation deductions to the Class C Unit Holder, or ii) which constitutes a “credit recapture amount” within the meaning of Section 42(j) of the Internal Revenue Code of 1986, as amended (the “Code”). Tax Detriment Acceleration Events shall mean:

(1) A sale, transfer, or other disposition of the NDNE Properties (as defined by the Class C Unit Issuance Agreement) before the Tax Protection Termination Date which results in: i) a special allocation of taxable income to the Class C Unit Holder pursuant to Section 2(iii) of the Class C Unit Issuance Agreement; ii) a special allocation of taxable income to the Class C Unit Holder pursuant to Section 1. A. (Minimum Gain Chargeback) of Exhibit C to the Partnership Agreement; or iii) a tax liability to the Class C Unit Holder which constitutes a “credit recapture amount” within the meaning of Section 42(j) of the Code;

(2) A termination of, or modification to, the terms of the Class C Unit Holder Capital Account Deficit Restoration Obligation set forth in Section 4 of the Class C Unit Issuance Agreement before the Tax Protection Termination Date which results in the special allocation of taxable income to the Class C Unit holder pursuant to Section 1. B. (Qualified Income Offset) or Section 1. D. (Gross Income Allocation) of Exhibit C to the Partnership Agreement or results in the recognition of taxable income by the Class C Unit Holder pursuant to Section 752(b) of the Code;

(3) A change to the terms of, or the outstanding principal balances of, the Nonrecourse Liabilities (as defined by Treasury Regulation Section 1.752-1(a)(2)) of the Partnership before the Tax Protection Termination Date which results in a special allocation of taxable income to the Class C Unit Holder pursuant to Section 1. A. (Minimum Gain Chargeback) of Exhibit C to the Partnership Agreement; and

(4) A sale, disposition, or transfer by the Class C Unit Holder of all or a portion of its Class C Units before the Tax Protection Termination Date and forced or compelled by the Partnership, ElderTrust, or Ventas which results in the recognition of taxable income by the Class C Unit Holder pursuant to Section 752(d) of the Code or a tax liability to the Class C Unit Holder which constitutes a “credit recapture amount” within the meaning of Section 42(j) of the Code.

Notwithstanding the foregoing, the event described in clause (3) shall not constitute a Tax Detriment Acceleration Event to the extent that, at least 20 days prior to any event that would otherwise result in a Tax Detriment Acceleration Event, the Partnership offers the Class C Unit Holder the opportunity to provide “bottom guarantees” (or other arrangements such as indemnities that have similar effect to bottom guarantees) with respect to a sufficient amount of Partnership liabilities to avoid the special allocation of income described in clause (3) that would occur if such bottom guarantees or other arrangements are not been entered into; provided, however, that the property securing the liabilities with respect to which such opportunity is offered must have a fair market value, at the time such opportunity is offered, at least equal to (i) 333% of the aggregate amount of the applicable guarantee or other arrangement and (ii) 133% of the aggregate amount of all liabilities secured by such property.

3. Tax Detriment Acceleration Event Penalty Amount

a. In the event of a Tax Detriment Acceleration Event, the Partnership shall promptly pay to the Class C Unit Holder the applicable Tax Detriment Acceleration Event Penalty Amount.

b. For the Purpose of this Agreement, “Tax Detriment Acceleration Event Penalty Amount” shall mean the result of A – B where:

(1) the variable A shall mean the discounted present value of the Tax Detriment Amount, as of December 1, 1998, discounted for the period beginning December 1, 1998 and ending on the Tax Detriment Acceleration Event which created such Tax Detriment Amount computed using an annual discount rate of 23.10%; and

(2) the variable B shall mean the discounted present value of the actual federal, state, and local tax liability resulting to the Class C Unit Holder from a Tax Detriment Acceleration Event (the “Tax Detriment Amount”), as of December 1, 1998, discounted for the period beginning December 1, 1998 and ending on the Tax Protection Termination Date computed using an annual discount rate of 23.10%.

c. In the event of multiple Tax Detriment Acceleration Events, multiple Tax Detriment Amounts and Tax Detriment Acceleration Event Penalty Amounts shall be calculated.

4. Representations and Warranties of all Parties

Each party hereto represents and warrants to each other party hereto, as of the date hereof and as of the Effective Time, that:

a. It has full power and legal right to execute and deliver this Agreement and to perform its obligations hereunder. It has authorized the execution, delivery and performance of this Agreement, and each of the transactions contemplated hereby. No other action is necessary to authorize such execution, delivery and performance, and upon such execution and delivery, this Agreement shall constitute a valid and binding obligation of such party, enforceable against such party in accordance with its terms.

b. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over such party and no consent, approval or authorization of any other person is required for the execution, delivery or performance by such party of its obligations hereunder.

c. The performance of its obligations hereunder will violate, conflict with, result in a breach of, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (i) the organizational documents of such party, (ii) any decree, judgment, order, law, treaty, rule, regulation or determination of any court, governmental agency or body or arbitrator having jurisdiction over such party, as applicable, or any of its assets or properties or (iii) the terms of any material agreement to which such party is a party or to which any of such party’s properties are subject.

5. Additional Representations and Warranties of the Class C Unit Holder

The Class C Unit Holder makes the following additional representations and warranties to each other party hereto, as of the date hereof and as of the Effective Time:

a. The Class C Unit Holder is the sole record and beneficial owner of 31,455 Class C (LIHTC) Units and will continue to be the sole record and beneficial owner of such Class C (LIHTC) Units up to and including the Effective Time. Except as granted by the Class C Unit Agreements and federal securities laws, the Class C Unit Holder owns, and at the Effective Time will own, all of such Class C (LIHTC) Units free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature.

b. Other than the Class C Unit Agreements, neither the Class C Unit Holder nor any of its affiliates is a party to, or a beneficiary of, any agreement with, or undertaking from, the Partnership or ElderTrust or their respective affiliates (each, a “Partnership Entities”) under which any such person is entitled to any rights (including, without limitation, indemnity rights) of any kind whatsoever in respect of the operation of the business of any Partnership Entity, the ownership or disposition of any property by any Partnership Entity or the sale or liquidation of any Partnership Entity or the issuance or transfer of equity interests therein.

c. The Class C Unit Holder understands and acknowledges that Ventas is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Class C Unit Holder and the performance of the transactions contemplated hereby.

6. Further Assurances. From and after the date hereof, the Class C Unit Holder shall execute all certificates, instruments, documents or agreements and shall take any other action required to execute or take to further effectuate the transactions contemplated hereby. Without limiting the generality of the foregoing, the Class C Unit Holder further agrees that prior to consummation of the Merger, it will give any vote, approval, consent or waiver that may be required under the terms of the Partnership Agreement in order to implement the Merger and the transactions contemplated by this Agreement and the Merger Agreement, including, without limitation, any waiver of notice with respect to the Merger under Section 8.5.C of the Partnership Agreement, and execution and delivery of any document or instrument reasonably requested by the Partnership to reflect the terms of this Agreement.

7. Survival of Representations and Warranties. The respective agreements, representations, warranties and other statements made by or on behalf each party hereto pursuant to this Agreement shall remain in full force and effect, regardless of any investigation made by or on behalf of any party, and shall survive consummation of the transactions contemplated hereby.

8. Termination. This Agreement shall terminate automatically upon the earlier to occur of (i) the termination of the Merger Agreement prior to the Effective Time and (ii) the mutual consent of the parties hereto; provided that no such termination shall relieve any party of liability for a breach hereof prior to termination.

9. Interpretation of this Agreement

a. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any other person any rights or remedies hereunder. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

b. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law (including by merger or consolidation) or otherwise by the Class C Unit Holder without the prior written consent of the other parties hereto. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns.

c. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

d. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of law provisions thereof.

e. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

f. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (i) if necessary, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

g. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specific performance of the terms and provisions of this Agreement, subject to the discretion of the court before which any proceeding for such remedy may be brought.

h. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and paragraph references are to the sections and paragraphs of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

i. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

j. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

IN WITNESS WHEREOF, the Partnership, the Class C Unit Holder, ElderTrust, and Ventas have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

By:	/s/ Michael R. Walker
Name: Michael R. Walker
Title: Acting President, Chief Executive Office and Chief Financial Officer

NORLAND PLASTICS COMPANY

By:	/s/ Thomas M. Byrne
Name: Thomas M. Byrne
Title: Vice President and Treasurer

ELDERTRUST

By:	/s/ Michael R. Walker
Name: Michael R. Walker
Title: Acting President, Chief Executive Office and Chief Financial Officer

VENTAS, INC.

By:	/s/ T. Richard Riney
Name: T. Richard Riney
Title: Executive Vice President and General Counsel